EXHIBIT 99.1

Brookfield Infrastructure Reports Second Quarter 2021 Results

BROOKFIELD, NEWS, Aug. 05, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the second quarter ended June 30, 2021.

“Our base business generated strong results in the second quarter, benefiting from the ongoing economic recovery,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “The recent completion of several large capital recycling initiatives has provided enhanced liquidity to support our robust pipeline of new investments. We are well-positioned to sustain our momentum into the second half of the year as market conditions are favorable for our business.”

	For the three months ended June 30		For the six months ended June 30
US$ millions (except per unit amounts), unaudited[1]	2021	2020	2021	2020
Net income (loss)[2]	$352	$(61)	$542	$58
– per unit[3]	$0.61	$(0.25)	$0.88	$(0.12)
FFO[4]	$394	$333	$825	$691
– per unit (split-adjusted)[5]	$0.85	$0.72	$1.77	$1.49

Brookfield reported net income of $352 million ($0.61 per unit) for the three-month period ended June 30, 2021 compared to a loss of $61 million (loss of $0.25 per unit) in the prior year. Net income for the current period benefited from strong organic growth, the contribution from new investments and the recognition of gains on the sale of our Canadian district energy business and smart meter portfolio. These positive factors were partially offset by an increase in future U.K. tax rates which led to the recognition of a non-recurring deferred tax expense of approximately $100 million in the current period.

Funds from Operations (or FFO) of $394 million for the quarter reflects an 18% increase compared to the same period last year. Results were supported by strong growth from our base business, contributions from new investments and higher volumes attributable to the continued economic rebound. Excluding the recovery of shutdown-related volume declines in the prior year, organic growth was 9%. This solid level of growth includes inflationary tariff increases and the commissioning of approximately $900 million in new capital projects during the last 12 months. Inclusive of the recovery of both connections income at our U.K. regulated distribution business and toll road traffic, our base business grew by 16% relative to the prior year. These positive factors were partially offset by the impact of asset sales completed in the last year, which have resulted in nearly $2 billion of proceeds. As we deploy that capital at higher returns, it should accelerate our earnings base.

Segment Performance

The utilities segment generated FFO of $190 million, an improvement of 21% over the prior year. All businesses within the segment continue to perform well in the current environment, with results reflecting 10% organic growth due to inflation indexation and the commissioning of almost $400 million into rate base during the past year. Results also benefited from the acquisition of the remaining interest in our Brazilian regulated gas transmission operation. These contributions were partially offset by the impact of asset sales as part of our capital recycling program.

FFO for the transport segment was $173 million, an increase of 36% compared to the prior year. On a same-store basis, segment results grew by 26% as the economic expansion is propelling higher volumes in our business. Operations with volume sensitivity are seeing strong year-over-year increases and continue to build momentum for the second half of 2021. Further, transport FFO benefited from contributions from our U.S. LNG export terminal investment that closed in September 2020, somewhat offset by the partial sale of our Australian export terminal.

FFO for the midstream segment totaled $60 million, an increase of 14% from the prior year on a same-store basis. Results for the quarter reflect strong gas transportation volumes, as well as the commissioning of the second phase of the Gulf Coast expansion project, both at our U.S. gas pipeline. Results were offset by the previously announced sale of a 12.5% stake in the pipeline, which was completed in March.

The data segment recorded FFO of $60 million, which was 40% higher than the prior year. This increase was primarily due to the contribution from the Indian telecom business acquired last year, as well as organic growth supported by the build-to-suit tower and fiber-to-the-home programs at our French telecom operation.

The following table presents FFO by segment:

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2021	2020	2021	2020
FFO by segment
Utilities	$190	$157	$356	$322
Transport	173	127	335	266
Midstream	60	60	206	137
Data	60	43	120	85
Corporate	(89)	(54)	(192)	(119)
FFO	$394	$333	$825	$691

Update on Strategic Initiatives

We completed or advanced several important initiatives in, and subsequent to, the second quarter of 2021:

  North American District Energy Business – The divestment of our Canadian and U.S. district energy platforms closed in June and July, respectively, and resulted in aggregate proceeds to Brookfield Infrastructure of approximately $1.0 billion.
  Inter Pipeline Ltd. – We have made significant progress with our bid to acquire IPL. On July 27th, IPL’s Board of Directors formally recommended that existing shareholders accept our offer. This follows the termination of the proposed transaction with another company, and recommendations from two leading independent proxy advisors to vote against this competing transaction. We now expect a clear path to acquire the company, with the tender offer expiring tomorrow, August 6th. Based on conversations to date with many IPL shareholders, we are confident that we will progress with the privatization and look forward to deploying approximately $2 billion (BIP’s share) in this essential midstream operation.
  India Data Centers Portfolio – In July, we announced a joint venture with Digital Realty to develop and operate data centers in India. Our intention is to replicate our successful partnership in Latin America, where we have jointly developed nine data centers since 2019.

Distribution and Dividend Declaration

The Board of Directors has declared a quarterly distribution in the amount of $0.51 per unit, payable on September 29, 2021 to unitholders of record as at the close of business on August 31, 2021. This distribution represents a 5% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5, Series 7, Series 9, Series 11, Series 13 and Series 14 have also been declared, as well as the dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.51 per share, also payable on September 29, 2021 to shareholders of record as at the close of business on August 31, 2021.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $625 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media:	Investors:
Claire Holland	Kate White
Senior Vice President, Communications	Manager, Investor Relations
Tel: (416) 369-8236	Tel: (416) 956-5183
Email: claire.holland@brookfield.com	Email: kate.white@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Second Quarter 2021 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on August 5, 2021 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/nc7hxuba or via teleconference at 1-866-688-9459 toll free in North America. For overseas calls please dial +1-409-216-0834, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-859-2056 or +1-404-357-3406 (Conference ID: 4351478).

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics such as the COVID-19 on our business and operations (including the availability, distribution and acceptance of effective vaccines), the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, and BIPC exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 11 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP Units, and BIPC exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2021 were 295.5 million and 295.5 million, respectively (2020 – 294.7 million and 294.1 million). Loss per limited partnership unit for the six-month period ended June 30, 2020 has been adjusted to reflect the dilutive impact of the special distribution.
  FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 8 of this release.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and six-month periods ended June 30, 2021 were 465.1 million and 465.0 million, respectively (2020: 464.9 million and 464.8 million, adjusted for the BIPC special distribution).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2021	Dec 31, 2020

Assets
Cash and cash equivalents	$1,275	$867
Financial assets	597	425
Property, plant and equipment and investment properties	28,568	32,102
Intangible assets and goodwill	19,217	18,401
Investments in associates and joint ventures	5,127	5,528
Deferred income taxes and other	5,494	4,008
Total assets	$60,278	$61,331

Liabilities and partnership capital
Corporate borrowings	$2,822	$3,158
Non-recourse borrowings	19,999	20,020
Financial liabilities	2,894	3,374
Deferred income taxes and other	13,112	13,106

Partnership capital
Limited partners	4,275	4,233
General partner	20	19
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,703	1,687
BIPC exchangeable shares and Exchange LP units	654	650
Interest of others in operating subsidiaries	13,475	13,954
Preferred unitholders	1,324	1,130
Total partnership capital	21,451	21,673
Total liabilities and partnership capital	$60,278	$61,331

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended June 30		For the six months ended June 30
US$ millions, except per unit information, unaudited	2021	2020	2021	2020

Revenues	$2,663	$1,946	$5,346	$4,142
Direct operating costs	(1,433)	(1,063)	(2,779)	(2,302)
General and administrative expense	(96)	(72)	(191)	(133)
Depreciation and amortization expense	(492)	(375)	(961)	(775)
	642	436	1,415	932
Interest expense	(362)	(247)	(717)	(529)
Share of earnings from associates and joint ventures	10	11	77	59
Mark-to-market on hedging items	(15)	(75)	20	123
Other income (expense)	1,317	(28)	1,344	(234)
Income before income tax	1,592	97	2,139	351
Income tax expense
Current	(74)	(55)	(168)	(113)
Deferred	(212)	(8)	(252)	(56)
Net income	1,306	34	1,719	182
Non-controlling interest of others in operating subsidiaries	(954)	(95)	(1,177)	(124)
Net income (loss) attributable to partnership	$352	$(61)	$542	$58

Attributable to:
Limited partners	$192	$(67)	$281	$(15)
General partner	51	45	101	91
Non-controlling interest
Redeemable partnership units held by Brookfield	79	(29)	116	(8)
BIPC exchangeable shares and Exchange LP units	30	(10)	44	(10)
Basic and diluted earnings (loss) per unit attributable to:
Limited partners[1]	$0.61	$(0.25)	$0.88	$(0.12)
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2021 were 295.5 million and 295.5 million, respectively (2020 – 294.7 million and 294.1 million). Loss per limited partnership unit for the six-month period ended June 30, 2020 has been adjusted to reflect the dilutive impact of the special distribution.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2021	2020	2021	2020

Operating Activities
Net income	$1,306	$34	$1,719	$182
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	(10)	27	(18)	72
Depreciation and amortization expense	492	375	961	775
Mark-to-market on hedging items, provisions and other	(1,254)	84	(1,348)	265
Deferred income tax expense	212	8	252	56
Change in non-cash working capital, net	(182)	87	(276)	(13)
Cash from operating activities	564	615	1,290	1,337

Investing Activities
Net proceeds from (investments in):
Operating assets	2,539	—	2,443	722
Sale of associates	—	—	412	—
Long-lived assets	(402)	(266)	(723)	(642)
Financial assets	(101)	(103)	24	(256)
Net settlements of foreign exchange contracts	(18)	1	(17)	83
Cash from (used by) investing activities	2,018	(368)	2,139	(93)

Financing Activities
Distributions to limited and general partners	(305)	(283)	(608)	(565)
Net borrowings (repayments):
Corporate	373	272	(391)	665
Subsidiary	450	72	623	231
Deposit repaid to parent	(744)	—	(344)	—
Preferred units issued	—	—	194	—
Partnership units issued	3	3	6	5
Net capital provided to non-controlling interest and other	(2,253)	(166)	(2,498)	(958)
Cash used by financing activities	(2,476)	(102)	(3,018)	(622)

Cash and cash equivalents
Change during the period	$106	$145	$411	$622
Cash reclassified as held for sale	—	—	(6)	—
Impact of foreign exchange on cash	29	9	3	(69)
Balance, beginning of period	1,140	1,226	867	827
Balance, end of period	$1,275	$1,380	$1,275	$1,380

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2021	2020	2021	2020

Adjusted EBITDA
Utilities	$251	$203	$474	$417
Transport	239	174	472	369
Midstream	82	82	267	182
Data	84	53	166	109
Corporate	(96)	(72)	(191)	(133)
Total	560	440	1,188	944

Financing costs	(178)	(148)	(364)	(299)
Other income	12	41	1	46
Funds from operations (FFO)	394	333	825	691

Depreciation and amortization	(273)	(222)	(553)	(469)
Deferred taxes and other items	231	(172)	270	(164)
Net income (loss) attributable to the partnership	$352	$(61)	$542	$58

Notes:

Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses. Net income attributable to the partnership includes net income attributable to limited partners, the general partner, and non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units and BIPC exchangeable shares.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended June 30		For the six months ended June 30
US$, unaudited	2021	2020	2021	2020

Earnings (loss) per limited partnership unit[1]	$0.61	$(0.25)	$0.88	$(0.12)
Add back or deduct the following:
Depreciation and amortization	0.59	0.48	1.19	1.01
Deferred taxes and other items	(0.35)	0.49	(0.30)	0.60
FFO per unit[2]	$0.85	$0.72	$1.77	$1.49
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2021 were 295.5 million and 295.5 million, respectively (2020 – 294.7 million and 294.1 million). Loss per limited partnership unit for the six-month period ended June 30, 2020 has been adjusted to reflect the dilutive impact of the special distribution.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and six-month periods ended June 30, 2021 were 465.1 million and 465.0 million, respectively (2020: 464.9 million and 464.8 million, adjusted for the BIPC special distribution).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
US$ millions, unaudited	June 30, 2021	Dec 31, 2020

Assets
Operating groups
Utilities	$2,519	$2,896
Transport	4,172	4,209
Midstream	1,882	2,245
Data	1,894	1,995
Cash and cash equivalents	836	464
	$11,303	$11,809

Liabilities
Corporate borrowings	$2,822	$3,158
Other liabilities	1,829	2,062
	4,651	5,220
Capitalization
Partnership capital	6,652	6,589
	$11,303	$11,809

Notes:

Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to limited partners, the general partner and non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units, and BIPC exchangeable shares.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 5 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.

Brookfield Infrastructure Corporation Reports
Second Quarter 2021 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.51 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on September 29, 2021 to shareholders of record as at the close of business on August 31, 2021. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by BIP on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at www.brookfield.com/infrastructure. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

Results

The net income and Funds from Operations1 (FFO) of BIPC are captured in the Partnership’s financial statements and results.

Net income, after adjusting for the revaluation of and dividends paid on our Shares that are classified as liabilities under IFRS, was $83 million for the quarter. This represents an increase of approximately $90 million over the prior year as our earnings reflect the contribution from capital commissioned into rate base and inflationary tariff increase. The current period also benefited from a gain recognized on the sale of a smart meter portfolio at our U.K. regulated distribution business. These positive impacts were partially offset by an increase in future U.K. tax rates which resulted in the recognition of a non-recurring deferred tax expense of approximately $80 million during the quarter.

Our business generated FFO of $118 million for the quarter, representing a 31% increase compared to the same period of the prior year. FFO in the current quarter benefited from inflationary-indexation and additions to rate base, as well as the acquisition of an additional interest in our Brazilian regulated gas transmission business. These positive factors were partially offset by the loss of earnings associated with the sale of our portfolio of smart meters in the U.K.

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics, such as the COVID-19, on our business and operations (including the availability, distribution and acceptance of effective vaccines), the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

  FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We also exclude from FFO dividends paid to the holders of the Shares which are presented as interest expense, as well as interest expense on loans payable to the Partnership which represent the Partnership’s investment in our company. A reconciliation of net income to FFO is available on page 16 of this release.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2021	Dec 31, 2020

Assets
Cash and cash equivalents	$370	$192
Accounts receivable and other	531	394
Property, plant and equipment	4,634	5,111
Intangible assets	2,997	2,948
Goodwill	542	528
Deferred tax asset and other	102	171
Total assets	$9,176	$9,344

Liabilities and Equity
Accounts payable and other	$501	$505
Exchangeable and class B shares	2,497	2,221
Non-recourse borrowings	3,740	3,477
Loans payable to Brookfield Infrastructure	825	1,143
Financial liabilities	978	1,031
Deferred tax liabilities and other	1,783	1,539

Equity
Equity in net assets attributable to the Partnership	(1,983)	(1,722)
Non-controlling interest	835	1,150
Total equity	(1,148)	(572)
Total liabilities and equity	$9,176	$9,344

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2021	2020	2021	2020

Revenues	$416	$322	$815	$706
Direct operating costs	(72)	(54)	(141)	(116)
Depreciation and amortization expense	(70)	(67)	(145)	(143)
	274	201	529	447

Interest expense	(68)	(62)	(131)	(94)
Remeasurement of exchangeable and class B shares	(103)	(238)	(276)	(140)
Mark-to-market and other income (expense)	135	(43)	101	(61)
Income (loss) before income tax	238	(142)	223	152
Income tax expense
Current	(51)	(35)	(104)	(79)
Deferred	(122)	(17)	(140)	(66)
Net income (loss)	$65	$(194)	$(21)	$7

Attributable to:
Partnership	$(43)	$(266)	$(221)	$(149)
Non-controlling interest	108	72	200	156

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2021	2020	2021	2020

Operating Activities
Net income (loss)	$65	$(194)	$(21)	$7
Adjusted for the following items:
Depreciation and amortization expense	70	67	145	143
Mark-to-market on hedging items and other	(141)	35	(120)	48
Remeasurement of exchangeable and class B shares	103	238	276	140
Deferred income tax expense	122	17	140	66
Change in non-cash working capital, net	16	5	(61)	(56)
Cash from operating activities	235	168	359	348

Investing Activities
Disposal of subsidiaries, net of cash disposed	817	—	817	—
Purchase of long-lived assets, net of disposals	(101)	(63)	(196)	(184)
Settlement of foreign exchange hedging items	(76)	—	(76)	—
Cash from (used by) investing activities	640	(63)	545	(184)

Financing Activities
Distributions to non-controlling interest	(175)	(87)	(281)	(188)
Distributions to, net of contributions from, the Partnership	—	—	—	(33)
Proceeds from borrowings	331	—	377	435
Repayments of borrowings	(533)	—	(551)	(380)
Capital provided to non-controlling interest	(283)	—	(283)	—
Cash used by financing activities	(660)	(87)	(738)	(166)

Cash and cash equivalents
Change during the period	$215	$18	$166	$(2)
Impact of foreign exchange on cash	31	—	12	(41)
Balance, beginning of period	124	143	192	204
Balance, end of period	$370	$161	$370	$161

Brookfield Infrastructure Corporation
Statements of Funds from Operations

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2021	2020	2021	2020

Adjusted EBITDA
Utilities	$163	$124	$309	$266
Corporate	(10)	(8)	(20)	(14)
Total	153	116	289	252

Financing costs	(21)	(17)	(39)	(36)
Other expenses	(14)	(9)	(28)	(19)
Funds from operations (FFO)	118	90	222	197

Depreciation and amortization	(39)	(36)	(80)	(74)
Remeasurement of exchangeable and class B shares	(103)	(238)	(276)	(140)
Deferred taxes and other items	(19)	(82)	(87)	(132)
Net loss attributable to the Partnership	$(43)	$(266)	$(221)	$(149)

Notes:

Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure Corporation net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses. Net income attributable to shareholders includes net income attributable to the Partnership prior to and after the special distribution.

The Statements of Funds from Operations above are prepared on a basis that differs from net income as presented in Brookfield Infrastructure Corporation’s Consolidated Statements of Operating Results on page 14 of this release, which is prepared in accordance with IFRS. Management uses FFO as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing our company’s results.